December 5, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Max A. Webb
Sonia Bednarowski

Re:	GlassesOff Inc.
Registration Statement on Form S-1
Filed October 28, 2013
File No. 333-191951

Ladies and Gentlemen:

On behalf of GlassesOff Inc., a Nevada corporation (the “Company”), the following response is to the comment letter, dated November 8, 2013, received by the Company from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) concerning the Company’s Registration Statement on Form S-1 (the “Original Registration Statement”).

Concurrently with this response, the Company is filing with the SEC Amendment No. 1 to the Original Registration Statement (the “Amendment” and, as amended, the “Registration Statement”), which incorporates the revisions to the Registration Statement described herein. To expedite your review, we have enclosed with this letter a marked copy of the Amendment, which shows all changes from the Original Registration Statement.

In the responses below, references to “we”, “our” and “us” refer to the Company. We have reproduced the text of the Staff’s comments in bold-face, followed by the Company’s responses.

General

1.	We note you are registering the sale of common stock in excess of the amount you currently have outstanding. Given that the selling shareholders purchased their shares in private placements that closed on July 30, 2013 and that the majority of the shares offered are held by affiliates, including your officers and directors, it appears that this may be an indirect primary offering. Please identify the selling shareholders as underwriters on the cover page and throughout and include a fixed sales price to the public for the duration of the offering. If you disagree, please provide us with a detailed analysis for determining that the offering is characterized as an offering that is eligible to be made pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933.

For the reasons set forth below, we respectfully submit that the offering (the “Offering”) by the selling stockholders named in the Registration Statement (collectively, the “Selling Stockholders”) is properly characterized as an offering that is eligible to be made pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933, as amended (the “Securities Act”).

Background of the Transactions

On July 30, 2013, we consummated two distinct transactions:

(i) our acquisition of Ucansi Inc., a Delaware corporation (“Ucansi”), pursuant to the merger of our wholly owned subsidiary, Ucansi Acquisition Corp., a Delaware corporation (“Merger Sub”), with and into Ucansi (the “Merger”), with Ucansi surviving the Merger as our wholly owned subsidiary (the consolidation effected by the Merger has been accounted for as a reverse acquisition wherein Ucansi has been treated as the acquirer for accounting purposes, as it acquired control of the combined enterprise); and

(ii) a private placement (the “Private Placement”) of an aggregate of 2,490,000 units (the “Units”), each comprising one share of our common stock, par value $0.001 per share (“Common Stock”), and one five-year warrant (each, a “Warrant”) to purchase one share of Common Stock (each, a “Warrant Share”).

We note that all shares of Common Stock registered for resale by the Selling Stockholders under the Registration Statement were issued (or are issuable under derivative securities that were issued) more than three months ago.

The Merger

Pursuant to that certain Agreement and Plan of Merger, dated as of June 26, 2013, as amended by that certain First Amendment to Agreement and Plan of Merger, dated as of July 2, 2013 (as amended, the “Merger Agreement”), by and among us, Merger Sub and Ucansi, all shares of Ucansi’s common stock and preferred stock that were issued and outstanding immediately preceding the Merger were converted into the right to receive an aggregate of approximately 40,000,000 shares of Common Stock. Additionally, pursuant to the Merger Agreement, upon consummation of the Merger, we assumed all of Ucansi’s options and warrants that were issued and outstanding immediately prior to the Merger and issued to the holders of such securities in exchange therefor options and warrants (collectively, the “Derivative Securities”) to acquire approximately 9,019,872 and 7,523,504 shares of Common Stock, respectively. None of the shares of Common Stock, the Derivative Securities or the shares of Common Stock issuable upon exercise of the Derivative Securities (collectively, the “Merger Securities”) were registered under the Securities Act, and we issued the Merger Securities in reliance upon the exemption from registration contained in Section 4(a)(2) of the Securities Act.

Significantly, we issued none of the Merger Securities in exchange for cash consideration, and, unless holders of the Derivative Securities, in their sole discretion, elect to exercise any of the Derivative Securities for cash, we will not receive any cash proceeds in respect of any of the Merger Securities at any time in the future.

The Private Placement

We issued the Units in the Private Placement for a cash purchase price of $1.25 per Unit and received, before expenses, an aggregate of approximately $3,112,500 in gross proceeds. We issued the Units, including the underlying shares of Common Stock, the Warrants and the Warrant Shares (collectively, the “Private Placement Securities”) in reliance upon the exemptions from registration contained in Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. Each investor in the Private Placement made extensive representations and warranties to us regarding its investment intent, including that (i) it was acquiring the Private Placement Securities solely for its own account for investment purposes and not with a view to or intent of resale or distribution thereof, in whole or in part, and (ii) it had no agreement or arrangement, formal or informal, with any person to sell or transfer all or any part of the Private Placement Securities, and such investor had no plans to enter into any such agreement or arrangement.

We note that the Warrants contain an optional cashless exercise provision; therefore, unless an investor, in its sole discretion, elects both to exercise a Warrant and pay cash for such exercise, we will not receive any additional cash proceeds from our issuance of the Private Placement Securities.

We did not engage a placement agent, underwriter or similar person in connection with the Private Placement, and we paid no underwriting commission or similar fee in respect of the Private Placement.

Common Stock To Be Registered Under the Registration Statement

The Common Stock to be registered for resale by the Selling Stockholders under the Registration Statement comprises the shares of Common Stock issued in both the Merger and the Private Placement, together with the Warrant Shares and the shares of Common Stock issuable upon exercise of the warrants issued pursuant to the Merger (collectively, the “Selling Stockholder Shares”).

Analysis

Rule 415(a)(1)(i) permits the registration of securities for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to “[s]ecurities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” Securities Act Rule 100(a)(4) defines “registrant” to mean “the issuer of securities for which a registration statement is filed.”

In the Offering, the Selling Stockholder Shares to be offered under the Registration Statement will not be offered or sold by the Company (i.e., the “registrant”), a subsidiary of the Company or a person of which the registrant is a subsidiary. Instead, the Selling Stockholder Shares are to be offered solely by the Selling Stockholders, none of whom, for the avoidance of doubt, is a subsidiary or parent of the Company. Moreover, the Company will not receive any of the proceeds of the Offering.

Based on an application of the factors referred to in Securities Act Rules Compliance and Disclosure Interpretation 612.09 (“C&DI 612.09”), we believe that the Offering is a valid secondary offering and not an offering in which the Selling Stockholders are only nominal selling securityholders who are acting as underwriters in the distribution of the Selling Stockholder Shares to the public.

C&DI 612.09 states, in relevant part:

“The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

Each of the factors identified in C&DI 612.09 is addressed below in the context of the Offering. We respectfully submit that a proper consideration of those factors supports a conclusion that the Registration Statement relates to a valid secondary offering and that all of the Selling Stockholder Shares can be registered under the Registration Statement on behalf of the Selling Stockholders in accordance with Rule 415.

Holding period for the Selling Stockholder Shares

Both the Private Placement and the Merger closed on July 30, 2013, which is now more than three months ago. Also, more than 93% of the Selling Stockholder Shares were issued pursuant to the Merger in exchange for the issued and outstanding securities of Ucansi, all of which were acquired prior to July 30, 2013, and the vast majority of which were acquired well before one-year prior to July 30, 2013. While tacking under Rule 144 would not apply in respect of the Merger Securities, the holding period for the Selling Stockholder Shares is still not insignificant.

Circumstances under which the Selling Stockholders received the Selling Stockholder Shares

As described above, we issued all of the Selling Stockholder Shares in connection with the Merger and the Private Placement. Notably, less than seven percent of the Selling Stockholder Shares were issued for cash consideration (subject to any future issuance of Common Stock upon the cash exercise of warrants), as the vast majority of the Selling Stockholder Shares were issued (or may become issuable pursuant to the exercise of warrants) in connection with the Merger. Both the Merger and the Private Placement were arms-length transactions, in which the applicable agreements were negotiated between sophisticated parties.

With respect to the Private Placement, the Company agreed to a customary covenant requiring that it register the Private Placement Securities for resale under the Securities Act pursuant to a registration statement filed not more than 90-days following the closing date of the Private Placement. This registration covenant was not granted for the purpose of conducting an indirect primary offering and does not evidence an intent by the applicable Selling Stockholders to quickly distribute their respective Selling Stockholder Shares to the public. Furthermore, the Company does not believe that such a customary covenant establishes that the Selling Stockholders who acquired Private Placement Securities did so with the intent to distribute them to the public. There are a number of reasons why investors in general want shares registered other than to effect an immediate resale, including, without limitation, to take advantage of unexpected market opportunities or to be able to liquidate their investment if there is a fundamental shift in their investment judgment about the issuer. It is for such reasons that the Company, as a gesture of good faith to those Selling Stockholders who originally invested in Ucansi, included in the Registration Statement such Selling Stockholders’ respective Selling Stockholder Shares acquired in the Merger, notwithstanding that the Company was not obligated to do so.

As noted above, in connection with the purchase of their respective Private Placement Securities, each of the applicable Selling Stockholders made extensive representations and warranties to the Company regarding its investment intent, including representations that it was purchasing its Private Placement Securities for its own account, for investment purposes and not for the purpose of effecting a distribution of the shares in violation of the Securities Act. There is no evidence to suggest that such representations are false.

Relationship of the Selling Stockholders to the Company

There are a total of 65 Selling Stockholders, of whom there are six affiliates offering an aggregate of 28,254,931 Selling Stockholder Shares. Of these six affiliates, one did not become an affiliate until more than three months after both the Private Placement and the Merger closed. These persons are identified in the table below:

Name	Number of Selling Stockholder Shares
Sasson Darwish, Director (1)	615,735
Nimrod Madar, President, CEO and Director	200,000
Shai Novik, Chairman of the Board	3,280,551
Odysseus Ventures LLP (2)	4,101,253
Uri Polat, Chief Scientific Officer and Director	15,976,841
Ram Shaffir, Chief Technology Officer and Director	4,080,551

________________

(1)	Mr. Darwish did not become an affiliate until the Company’s Board of Directors appointed him as a director on November 3, 2013, which was more than three months following the closing of both the Private Placement and the Merger.
(2)	Messrs. Novik and Shaffir share voting and dispositive control over the securities held by this entity.

Notwithstanding the foregoing, the affiliate status of a stockholder alone does not turn a valid secondary offering into an indirect primary offering. As indicated by Securities Act Forms Compliance and Disclosure Interpretation 216.14 (“C&DI 216.14”), “secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer.” We believe that the Staff’s guidance contained in C&DI 216.14 applies equally to the registration of securities for resale on Form S-1, such as the Registration Statement. Together, the Selling Stockholder Shares offered by the affiliates named above comprise an aggregate of 53.0% of the Company’s issued and outstanding Common Stock (including Selling Stockholder Shares issuable upon exercise of warrants, and without diluting the Company’s issued and outstanding shares of Common Stock to give effect to any such issuance); however, the greatest percentage held by any one such affiliate is just 30%. The Offering complies with C&DI 216.14 because none of the affiliates named above has an underwriting relationship with the Company, and none of them is acting as a conduit to effect a public offering of shares on behalf of the Company; therefore, the Offering does not fail to qualify as a valid secondary offering.

Amount of shares involved in the Offering

The Offering involves 53,303,534 shares of Common Stock, of which 10,013,504 shares are not currently issued and outstanding. The 43,290,030 Selling Stockholder Shares that are issued and outstanding comprise 81.2% of our issued and outstanding shares of Common Stock. Notably, only 2,490,000 currently issued and outstanding Selling Stockholder Shares (comprising just 5.8% of the currently issued and outstanding Selling Stockholder Shares) were issued by the Company for cash consideration.

Irrespective of percentage, we believe that the proper inquiry regarding whether the Offering is a valid secondary offering or an indirect primary offering is whether the Offering contemplates the resale of securities acquired from the Company by legitimate investors or whether the offering is made by selling stockholders who are acting as underwriters of, or a conduit for, a public offering by the Company. As discussed herein, the Selling Stockholders are bona fide investors in the Company ( including a significant number of persons who were bona fide investors in Ucansi and received their Selling Stockholder Shares pursuant to the Merger) all of whom have had a long-term investment intent and are not acting as underwriters on behalf of the Company or as a conduit to effect a public offering on behalf of the Company.

We understand that the Staff examines more closely registration statements seeking to register for resale shares representing a high percentage of an issuer’s public float to determine whether the offering is in fact a primary offering for purposes of Rule 415. However, based on the Staff’s guidance to date, we do not believe that this test was intended to set forth a bright line for determining when an offering is an indirect primary offering. Rather, we understand that the Staff will make its determination based on an analysis of all of the factors surrounding the offering in accordance with its guidance in C&DI 612.09. As described in this letter, we believe that an analysis of all of the factors referred to in C&DI 612.09 supports the conclusion that the Offering is in fact a valid secondary offering.

Whether the Selling Stockholders are in the business of underwriting securities

To the Company’s knowledge, none of the Selling Stockholders is in the business of underwriting securities.

Whether under all the circumstances it appears that the Selling Stockholders are acting as a conduit for the Company

We respectfully submit that none of the Selling Stockholders is acting as an underwriter on behalf of, or as a conduit for, the Company. The Company has no underwriting relationship with any Selling Stockholder nor with any other person with respect to the Offering. The Selling Stockholders acquired their Selling Stockholder Shares pursuant to bona fide private placement transactions, including the Merger, or have the right to acquire Selling Stockholder Shares upon conversion or exercise of securities acquired in such transactions, and they bear the risk of ownership of their respective Selling Stockholder Shares.

Furthermore, the Selling Stockholders are long-term investors who, to the Company’s knowledge, are not in the business of underwriting securities. In addition, none of the Selling Stockholders has received or will receive a finder’s fee, commission or other payment from the Company in connection with the sale of any Selling Stockholder Shares in the Offering, and the Company will not receive any proceeds from the Offering.

As described above, the Company does not believe that the fact that the Selling Stockholders who participated in the Private Placement received registration rights establishes that such Selling Stockholders acquired the Selling Stockholder Shares with the intent to distribute them to the public.

Additionally, the lack of a substantial, active trading market for the Common Stock effectively negates the Selling Stockholders’ ability to quickly resell their Selling Stockholder Shares and further establishes the long-term nature of the Selling Stockholders’ investment in the Selling Stockholder Shares. The average daily trading volume of the Common Stock for the three months preceding the date of this letter is just 30,180 shares. At such volume, the Selling Stockholder Shares would comprise the entire trading volume of the Common Stock for approximately 1,766 days, or nearly five years.

The only factor that we believe could lead the Staff to conclude that the Offering constitutes a primary distribution is the size of the Offering in relation to the Company’s public float. We believe that this factor should be discounted because, consistent with the Staff’s guidance, even larger offerings than the one contemplated by the Registration Statement (in terms of percentage of the outstanding Common Stock being offered) are properly qualified as valid secondary offerings where, as here, the facts indicate that the Selling Stockholders are not acting as underwriters for, or as conduits of, the issuer.

Based on the foregoing, we respectfully submit that the Offering by the Selling Stockholders is properly characterized as an offering that is eligible to be made pursuant to Rule 415(a)(1)(i) of the Securities Act, and we respectively request that the Staff permit the Company to effect the registration of the resale of the Selling Stockholder Shares pursuant to the Registration Statement.

Cautionary Note Regarding Forward-Looking Statements, page 1

2.	Please remove the reference to the Private Securities Litigation Reform Act of 1995 as the safe harbor does not apply to forward-looking statements made with respect to the business or operations of an issuer that issues penny stock.

In response to the Staff’s comment, the Company has removed the reference to the Private Securities Litigation Reform Act of 1995.

Risk Factors, page 7

3.	Please remove the second to the last sentence in the introductory paragraph to your Risk Factors section on page 7. This section should address all of the material risks and should not reference unknown or immaterial risks.

In response to the Staff’s comment, the Company has removed the second to the last sentence in the introductory paragraph of its Risk Factors section on page 7.

Selling Stockholders, page 39

4.	Please identify the natural persons who have or share voting or investment power over the shares beneficially owned by each of the legal entities listed on page 40.

In response to the Staff’s comment, the Company has included in the Amendment the identity of the natural persons who have or share voting or investment power over the shares beneficially owned by each of the legal entities listed on page 40.

* * *

If you or any other member of the Staff should have any further comments or questions regarding this response, please contact the Company’s outside counsel, Robert L. Grossman, Esq. of Greenberg Traurig, P.A. at (305) 579-0756.

Sincerely,

GLASSESOFF INC.

/s/ Nimrod Madar
Nimrod Madar, President and Chief Executive Officer

cc:	Robert L. Grossman
Greenberg Traurig, P.A.